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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/26/08 AND ENDING 7/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST GEORGETOWN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 DIAGONAL ROAD
(No. and Street)

ALEXANDRIA	VA	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT T. MANN 703-519-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODMAN AND COMPANY, LLP.
(Name – *if individual, state last, first, middle name*)

111 ROCKVILLE PIKE #600	ROCKVILLE	MD	20850
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section
DEC 22 2009
Washington DC
105

1/19/10

OATH OR AFFIRMATION

I, ROBERT T. MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST GEORGETOWN SECURITIES, INC., as of JULY 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS.

GETENESH SAMUEL
Notary Public
Commonwealth of Virginia
270005
My Commission Expires Sep 30, 2010

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) FOOTNOTES

X (p) STATEMENT OF CASH FLOWS

Financial Statements
For the 53 Week Period Ended
July 31, 2009

First Georgetown Securities, Inc.

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

First Georgetown Securities, Inc.

Contents

Goodman & COMPANY
Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Registered Public Accounting Firm

Board of Directors
First Georgetown Securities, Inc.

We have audited the accompanying statement of financial condition of ***First Georgetown Securities, Inc.*** (a District of Columbia corporation) as of July 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the 53 week period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***First Georgetown Securities, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***First Georgetown Securities, Inc.*** as of July 31, 2009, and the results of its operations and its cash flows for the 53 week period then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, LLP

Rockville, Maryland
September 25, 2009

An independent firm associated with MOORE STEPHENS INTERNATIONAL LIMITED

111 Rockville Pike, Suite 600
Rockville, MD 20850-5120

ph 240.403.3700
fax 240.403.3701

www.goodmanco.com

First Georgetown Securities, Inc.

Statement of Financial Condition

July 31, 2009

Assets

Current assets	
Cash and cash equivalents	$ 4,991
Accounts receivable - broker and dealer - net	69,640
Trading securities owned at market value	201,209
Deferred income taxes	650
Prepaid expenses	4,502
Total current assets	280,992
Property and equipment - net	10,376
	$ 291,368

Liabilities and Stockholder's Equity

Current liabilities	
Accounts payable	$ 9,283
Accrued payroll and commissions	9,180
Retirement plan contribution payable	49,014
Accrued vacation	3,096
Payroll taxes withheld and accrued	4,896
Income taxes payable	3,538
Total current liabilities	79,007
Other liabilities	
Deferred income taxes	536
Total liabilities	79,543
Stockholder's equity	
Common stock, $.01 par value 25,000 shares authorized, issued and outstanding	250
Additional paid-in capital	546,667
Accumulated deficit	(335,092)
	211,825
	$ 291,368

The accompanying notes are an integral part of these financial statements.

First Georgetown Securities, Inc.

Statement of Operations

53 Week Period Ended July 31, 2009

Revenue	
Commissions	$ 664,156
Interest	257,391
Advisory fees	183,979
Trading income	39,738
Dividends	2,081
Total revenue	1,147,345
Operating expenses	
Employee compensation and benefits	379,480
Commissions and floor brokerage	387,394
Other operating expenses	336,728
Taxes other than income	33,862
Communciations	15,726
Total operating expenses	1,153,190
Loss before income taxes	(5,845)
Income taxes	2,417
Net loss	$ (8,262)

The accompanying notes are an integral part of these financial statements.

First Georgetown Securities, Inc.

Statement of Changes in Stockholder's Equity

53 Week Period Ended July 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - July 25, 2008	$ 250	$ 546,667	$ (326,830)	$ 220,087
Net loss	-	-	(8,262)	(8,262)
Balance - July 31, 2009	$ 250	$ 546,667	$ (335,092)	$ 211,825

The accompanying notes are an integral part of these financial statements.

First Georgetown Securities, Inc.

Statement of Cash Flows

53 Week Period Ended July 31, 2009

Cash flows from operating activities		
Net loss	$	(8,262)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation		2,346
Bad debt expense		56,799
Deferred taxes		(799)
Change in:		
Accounts receivable - broker and dealer - net		(57,867)
Trading securities owned at market value		91,351
Employee advances		2,875
Prepaid expenses		(260)
Security deposits		1,500
Accounts payable		(1,510)
Accrued payroll and commissions		(3,579)
Retirement plan contribution payable		(68,420)
Accrued vacation		1,065
Payroll taxes withheld and accrued		(2,433)
Income taxes payable		(1,622)
Net cash from operating activities		11,184
Cash flows from investing activities		
Purchases of property and equipment		(9,458)
Net change in cash and cash equivalents		1,726
Cash and cash equivalents - beginning of year		3,265
Cash and cash equivalents - end of year	$	4,991
Supplemental disclosure of cash flow information		
Interest paid	$	3
Income taxes paid	$	4,838

The accompanying notes are an integral part of these financial statements.

July 31, 2009

1. Organization and Nature of Business

First Georgetown Securities, Inc. (Company), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services, LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts. The Company's fiscal year ends on the last Friday of July.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding period.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents consist of highly liquid investments with an initial maturity of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable - Broker and Dealer

Accounts receivable – broker and dealer represent receivables due from the clearing broker, National Financial Services, LLC. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts that are considered not collectible are written off as bad debts.

Trading Securities

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. The Company's financial instruments are recorded at fair value in accordance with FASB Statement No. 157.

Fair Value Measurement

Financial Accounting Standard No. 157, *Fair Value Measurement* (SFAS 157) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FAS 157 established a three-level disclosure hierarchy to indicate the level of judgment used to estimate fair value measurement as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities as of the reporting date;

Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices (such as interest rate and yield curves);

Level 3 – uses inputs that are unobservable, supported by little or no market activity and reflect significant management judgment.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at July 31, 2009.

Money Markets: Valued at quoted market price for similar assets and other observable inputs such as interest rate offered on smaller investments.

Common Stocks: Quoted prices in active market for identical assets or liabilities as of the reporting date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of July 31, 2009:

	Assets at Fair Value as of July 31, 2009			
	Level 1	Level 2	Level 3	Total
Money markets	$ -	$ 201,128	$ -	$ 201,128
Common stocks	81	-	-	81
Total assets at fair value	$ 81	$ 201,128	$ -	$ 201,209

Property and Equipment

Acquisitions of property and equipment are recorded at cost. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related

accumulated depreciation are removed from the accounts and any gain or loss is reported in the statement of operations. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method for financial statement purposes and on accelerated methods for income tax purposes.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense was $3,049 for 2009.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of depreciation and accrued vacation pay which is recognized for financial statement reporting but is deferred for tax purposes. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 25, 2009, the date the financial statements were available to be issued.

3. Accounts Receivable

Accounts receivable consisted of the following at July 31, 2009:

Accounts receivable - broker and dealer	$	126,439
Allowance for doubtful accounts		(56,799)
	$	69,640

4. Investments

Investments consisted of the following at July 31, 2009:

Money market funds	$ 201,128
Common stock	81
	$ 201,209

5. Property and Equipment

Major classes of property and equipment consisted of the following at July 31, 2009:

	Estimated Useful Life	
Furniture and fixtures	5-7 years	$ 65,005
Leasehold improvements	5 years	7,935
		72,940
Accumulated depreciation		(62,564)
		$ 10,376

A total of $2,346 of depreciation expense was recorded for the 53 week period ended July 31, 2009.

6. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of "aggregate indebtedness", as defined, to "net capital", as defined, may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain a minimum net capital of $100,000. On July 31, 2009, the Company had net capital (as computed in accordance with the regulations of the Securities and Exchange Commission) of $192,084 and the ratio of aggregate indebtedness to net capital was 71%.

7. Accumulated Deficit

In 1975, the corporations of Baxter, Blyden, Selheimer & Company, Inc. and Bronwen Corporation were merged. The successor corporation formed was First Georgetown Securities, Inc. As a result of this merger, a deficit was created in the stockholder's equity section of the Company from operations prior to 1975 and prior to the control of current management. The deficit does not represent obligations of the Company.

8. Income Taxes

The provision for income taxes consists of the following:

Current federal income taxes	$	2,102
Current state income taxes		1,114
Deferred federal income tax benefit		(571)
Deferred state income tax benefit		(228)
	$	2,417

Deferred income tax assets as of July 31, 2009 is as follows:

Accrued vacation	$	650
Deferred tax asset valuation		(-)
	$	650

Deferred income tax liability as of July 31, 2009 is as follows:

Accumulated depreciation	$	536

9. Operating Leases

The Company leases office space and three automobiles under long-term lease agreements, which are classified as operating leases. The car leases expire during 2012 and the office space lease expires in September 2013. The office space lease contains escalation clauses for operating expenses. The Company's rent expense for office space during 2009 was $75,746.

The following is a schedule of future minimum rental payments required under the above leases for years ending the last Friday in July:

2010	$	108,202
2011		110,587
2012		94,403
2013		21,243
	$	334,435

10. Retirement Plan

The Company sponsors a Simplified Employee Pension Plan (Plan) that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the plan are limited to the lesser of 10% of employees' eligible compensation or $45,000 for the 53 week period ended July 31, 2009. For the 53 week period ended July 31, 2009, the Company elected to make a contribution of $49,014.

* * * * *

Goodman & COMPANY
Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
First Georgetown Securities, Inc.

We have audited the accompanying financial statements of ***First Georgetown Securities, Inc.*** as of and for the 53 week period ended July 31, 2009, and have issued our report thereon dated September 25, 2009. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken a whole.

Goodman & Company, LLP

Rockville, Maryland
September 25, 2009

111 Rockville Pike, Suite 600
Rockville, MD 20850-5120

ph 240.403.3700
fax 240.403.3701

First Georgetown Securities, Inc.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule I

July 31, 2009

Stockholder's equity		
Stockholder's equity qualified for net capital	$	211,825
Nonallowable assets and miscellaneous capital charges		
Petty cash		300
Prepaid expenses		4,502
Property and equipment		10,376
Reserve for unsecured debt		508
Trading and investment securities		4,055
		19,741
Net capital	$	192,084
Amounts included in total liabilities which represent aggregate indebtedness	$	136,342
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirements	$	92,084
Ratio of aggregate indebtedness to net capital		71%

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of July 31, 2009.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
First Georgetown Securities, Inc.

In planning and performing our audit of the financial statements of ***First Georgetown Securities, Inc.*** (Company), as of and for the year ended July 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

111 Rockville Pike, Suite 600
Rockville, MD 20850-5120

ph 240.403.3700
fax 240.403.3701

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at July 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company, LLP

Rockville, Maryland
September 25, 2009